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                             September 27, 2022

       Joseph Furnari
       Chief Executive Officer
       HyreCar Inc.
       915 Wilshire Blvd, Suite 1950
       Los Angeles, California 90017

                                                        Re: HyreCar Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on September
20, 2022
                                                            File No. 333-267525

       Dear Mr. Furnari:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services